SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For February 10, 2006

ACTIONS SEMICONDUCTOR CO., LTD.

15-1, No. 1 HIT Road

Tangjia, Zhuhai

Guangdong, 519085

The People’s Republic of China

(86-756) 339-2353

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

Actions Semiconductor Co., Ltd. (the “Company”) is furnishing under cover of Form 6-K a press announcement dated February 6, 2006, relating to Company’s financial results for the three months and twelve months ended December 31, 2005.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACTIONS SEMICONDUCTOR CO., LTD

By:	/S/ David Lee
Name:	David Lee
Title:	Chief Financial Officer

Dated: February 10, 2006

Actions Semiconductor Reports Fourth Quarter and Full Year 2005 Results

Company Reports Record Q4 Net Profit of $19 Million, Q4 Operating Margin of 45%

Record Annual Net Profit of $73 Million, Annual Operating Margin of 47%

ZHUHAI, China, February 6, 2006 – Actions Semiconductor Co., Ltd. (Nasdaq: ACTS), one of China’s leading fabless semiconductor companies that provides comprehensive mixed-signal system-on-a-chip and multimedia digital signal processing (DSP) solutions for portable consumer electronics, today reported record financial results for the fourth quarter and year ended December 31, 2005.

All financial results are reported on U.S. GAAP basis.

Revenue for the fourth quarter of 2005 was $41.0 million, a 27% increase over revenue of $32.2 million for the fourth quarter of 2004, and a 7% increase over revenue of $38.3 million for the third quarter of 2005. Revenue for the year ended December 31, 2005 was $150.7 million, a 163% increase over revenue of $57.3 million for the year ended December 31, 2004.

Net income for the fourth quarter of 2005 was $19.4 million, or $0.24 per diluted share, compared to $16.6 million, or $0.21 per diluted share, for the fourth quarter of 2004, and compared to $18.6 million, or $0.23 per diluted share, for the third quarter of 2005. Net income for the full year of 2005 was $73.1 million, or 176% higher than the $26.5 million reported for the full year 2004. Net income per diluted share was $0.91 for 2005, or 176% higher than the $0.33 per diluted share reported for the full year 2004.

Actions Semiconductor reported operating margins of 45.0% and gross margins of 57.9% for the fourth quarter of 2005. For the full year of 2005, operating margin was 47.0%, and gross margin was 59.8%. The Company ended the year with $132.0 million in cash and cash equivalents.

“We are very proud of Actions’ accomplishments in 2005,” commented Nan-Horng Yeh, Chief Executive Officer of Actions Semiconductor. “We delivered record financial results for the year, including operating margins of 47% for 2005, which we believe is one of the highest operating margins attained by any fabless semiconductor in the world. We achieved this through our unique business model, highly integrated mixed-signal technology platform, and efficient cost structure. In addition, we expanded our pool of high caliber engineers, launched a new generation of products, our Series 5, that was well received by new customers, such as many top toy manufacturers in Japan, and established internal systems to manage 300% shipment growth. We have become a formidable competitor in the Personal Media Player market segment and increased our market share substantially from a year ago. Additionally, we continued to expand our patent portfolio and strengthen our technology partnerships with industry leaders.

“We are excited about the rapid growth opportunities in the emerging markets,” continued Mr. Yeh. “As new consumers join the middle-class in developing countries such as Brazil, Russia, India, and China, they are rapidly adopting to the use of new portable consumer electronics and driving record demands for devices such as MP3 players. In China, we have developed a strong network of system manufacturers, design houses, suppliers and distributors around our technology platforms, which uniquely positions us to serve the explosive emerging market demands. We are excited about the strong opportunities we see ahead to work with our partners to build a world-class fabless consumer semiconductor company.”

Business Outlook

The following statements are based upon management’s current expectations. These statements are forward-looking, and actual results may differ materially. The company undertakes no obligation to update these statements.

For the quarter ended March 31, 2006, Actions Semiconductor estimates revenue in the range of $31 to $35 million, and, fully diluted earnings per share of $0.14 to $0.17.

Conference Call Details

The Actions Semiconductor Fourth Quarter teleconference and webcast is scheduled to begin at 5:00 p.m. Eastern Time, on Monday, February 6, 2006. To participate in the live call, analysts and investors should dial (866) 202-4367 or (617) 213-8845 at least ten minutes prior to the call. Actions Semiconductor will also offer a live and archived webcast of the conference call, accessible from the “Investor Relations” section of the company’s website at www.actions-semi.com. An audio replay of the call will be available through February 13, 2006, by dialing (888) 286-8010 and entering the passcode: 47318941. Callers outside the U.S. and Canada may access the replay by dialing (617) 801-6888 and entering the passcode 47318941.

About Actions Semiconductor

Actions Semiconductor is one of China’s leading fabless semiconductor companies that provides system-on-a-chip (SoC) and multimedia digital signal processing (DSP) solutions for the design, development and manufacture of portable consumer electronics. For more information, please visit our website at www.actions-semi.com.

For More Information

Investor Contacts:

Suzanne Craig or Lisa Laukkanen	Chung Hsu
The Blueshirt Group	Director of Investor Relations
suzanne@blueshirtgroup.com or	Actions Semiconductor
lisa@blueshirtgroup.com	chung@actions-semi.com
415-217-4962 or	+86-756 3392 353 *1015
415-217-4967

ACTIONS SEMICONDUCTOR CO., LTD.

CONSOLIDATED BALANCE SHEETS

(in thousands, except per share amounts)

(unaudited)

	December 31, 2005	December 31, 2004
Current assets :
Cash and cash equivalents	$131,965	$32,013
Restricted cash	2,475	—
Accounts receivable	8,025	3,529
Notes receivable	1,721	1,825
Deferred tax assets	—	—
Prepayments and other current assets	2,206	1,328
Inventory	7,062	5,018

Total current assets	153,454	43,713

Property and equipment, net	2,357	1,411
Goodwill	—	—
Other purchased intangible assets	1,879	14
Deferred tax assets	—	—
Long term investments	500	—
Other assets	11	24

Total assets	$158,201	$45,162

Current liabilities :
Accounts payable	$13,069	$9,843
Accrued liabilities	12,028	4,032
Income tax payable	19	25
Short-term bank loan	2,371	—
Other liabilities	777	145

Total current liabilities	28,264	14,045

Stockholders’ equity :
Ordinary shares of par value $0.000001: 2,000,000,000 shares authorised 480,000,000 shares issued and outstanding in 2002, 2003, and 2004, and (unaudited) at September 30, 2005	—	—
Additional paid-in capital	49,630	5,000
Notes receivable from stockholders	—	—
Deferred stock compensation	—	—
Accumulated other comprehensive income	1,091	1
Retained earnings (accumulated deficit)	79,216	26,116

Total stockholders’ equity	129,937	31,117

Total liabilities and stockholders’ equity	$158,201	$45,162

The accompanying notes are an integral part of these consolidated financial statements.

ACTIONS SEMICONDUCTOR CO., LTD.

CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except per share amounts)

(unaudited)

	Three months ended December 31,		Years ended December 31,
	2005	2004	2005	2004
Revenue	$40,957	$32,187	$150,679	$57,257

Cost of revenue :	17,236	14,180	60,576	27,140

Gross Profit	23,721	18,007	90,103	30,117

Operating Expenses :
Research and development	1,397	787	7,899	2,400
Sales and marketing	884	260	2,368	594
General and administrative	3,026	329	8,961	769
Stock-based compensation	—	—	—	—

Total operating expenses	5,307	1,376	19,228	3,763

Income from operations	18,414	16,631	70,875	26,354

Other income, net	714	33	2,251	156

Income before income taxes	19,128	16,664	73,126	26,510

Provision for income taxes	(270)	25	25	25

Net income	$19,398	$16,639	$73,101	$26,485

Net income per share(ADRS) :
Basic	$0.24	$0.21	$0.91	$0.33

Diluted	$0.24	$0.21	$0.91	$0.33

Number of shares(ADRS) used in net income per share calculation:
Basic	82,000,000	80,000,000	80,500,000	80,000,000

Diluted	82,000,000	80,000,000	80,500,000	80,000,000